Ropes & Gray LLP
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WRITER’S DIRECT DIAL NUMBER: (202) 508-4732
January 28, 2010
VIA EDGAR
Mr. Vincent Di Stefano
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registrant:	BB&T Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No.63 to the Registration Statement on Form N-1A
	Filing Date:	November 25, 2009
Dear Mr. Di Stefano:
     This letter is in response to oral comments provided to the undersigned by Mr. Vincent Di Stefano of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the BB&T Funds (the “Trust”) filed on November 25, 2009. These comments and responses thereto are set forth below.
     Per your request, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and that Staff comments or changes in response to Staff comments with respect to the Trust’s Registration Statement, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Mr. Vincent Di Stefano	January 28, 2010

Comment 59:	BB&T Intermediate U.S. Government Fund’s principal investment strategy states that the Fund invests in Treasury bills with maturities of less than one year and U.S. Government bonds with maturities of ten years or more and that the duration range of the Fund will be from 3.0 to 7.0 years. Please clarify.

Response:	The Fund’s Principal Strategy has been revised as follows (new disclosure bolded; deleted disclosure struckthrough):

“The ~~duration range of the~~ Fund’s dollar-weighted average maturity ~~will~~ is expected to be more than 3 years but less than 10 years~~from 3.0 to 7.0 years~~.”
If you have any further questions or comments please do not hesitate to call me at (202) 508-4732.
Sincerely,

/s/ Molly Moore
Molly Moore

cc:	Alan G. Priest, Esq. Alyssa Albertelli, Esq.